SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: (713) 877-8333
                               Fax: (713) 877-1547
                               robert@sonfield.com
                                www.sonfield.com

                             ROBERT L. SONFIELD, JR.
                                MANAGING DIRECTOR


Mail Stop 3561

January 5, 2006

Mr. Babette Cooper
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Samurai Energy Corp., a Delaware corporation (the "Company")
         Item 4.01 Form 8-K
         Filed December 28, 2005
         File No. 033-27651

Dear Mrs. Cooper:

         This letter is in response to your letter of comment dated December 28, 2005 with respect to the captioned information statement.

         In accordance with your request, we will restate your comment before providing our response.

         COMMENT: Paragraph 1(iii) of your disclosure states the decision to change accountants was approved by the board of directors on December 8, 2005. Since the former accountants chose not to stand for reappointment on December 20, 2005, please revise clarify the meaning of this paragraph.

         RESPONSE: We have deleted paragraph 1(iii).

         COMMENT: Paragraph 1(iv) of your disclosure states, "[d}uring the registrant's two most recent fiscal years and the subsequent interim period through December 8, 2005 (the date of dismissal)..." Since the former accountants chose not to stand for reappointment, please change the language that states they were dismissed. Also, please revise to clarify if there were any disagreements with the former accountants from December 8, 2005 to December 20, 2005 (the date the former accountants chose not to stand for reappointment) since paragraph 1(iv) only addresses the period through December 8, 2005.

         RESPONSE: We have revised paragraph 1(iv) which is now paragraph 1(iii) to change the date from December 8, 2005 to December 20, 2005 and to omit the language "(date of dismissal)."

         COMMENT: We note your disclosure in your paragraph 2(vi)(a). In the last sentence of the former accountant's letter dated December 23, 2005, they state information to the contrary. Please revise the Form to reconcile this apparent inconsistency.

         RESPONSE. Paragraph 2(vi) has been revised to read as follows:

                           The former accountants advised the Company that
                  internal controls necessary to develop reliable financial statements did not exist.

         Paragraphs 2(vi)(b) and (c) were omitted.

         COMMENT: To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

         RESPONSE: An updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with our Item 304 disclosures, or the extent to which the accountant does not agree is filed with the amended Form 8-K.

         COMMENT: Include an updated letter from your former auditor a ddressing your revised disclosures as an exhibit to your Form 8-K/A.

         RESPONSE: An updated letter from our former auditor addressing our revised disclosures is attached as an exhibit to our Form 8-K/A.

         COMMENT: We note Mr. Sonfield's acknowledgement included in the letter dated December 28, 2005. Please provide, in writing, a statement from the company acknowledging the following without any changes to the language provided below:

         RESPONSE: A letter from the company acknowledging the following is ttached.

o the company is responsible for the adequacy and accuracy of the disclosure in the filing.

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
/s/Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo